Brian H. Blaney
Tel. 602.445.8322
Fax. 602.445.8603
BlaneyB@gtlaw.com
December 1, 2005
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention: Howard Baik

Re:	Directed Electronics, Inc.
Registration Statement on Form S-1
File No. 333-127823

Ladies and Gentlemen:
     We express our appreciation for your prompt and thorough review of the Registration Statement on Form S-1 of Directed Electronics, Inc., a Florida corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 29, 2005. In conjunction with these responses, the Company is filing Amendment No. 3 to the Registration Statement (the “Amendment”) via EDGAR.
     The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. To further facilitate the Staff’s review, the enclosed courtesy copies of the Amendment have been marked in the margins to indicate the location of revisions made in response to the corresponding comment numbers.
Front Cover of Prospectus
1.	SEC Comment: We note that you list the names of five underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8) of Regulation S-K.

Company Response: Goldman, Sachs & Co. is acting as book-running lead manager, JPMorgan is acting as joint lead manager, and CIBC World Markets, Wachovia Securities, and Citigroup are acting as co-managers for the offering. The Company understands that, in other public offerings, the Staff has taken the position that such titles cannot be listed on the cover page, and as a result the Company has not listed any of these titles on the cover. The Company respectfully submits that all five managing underwriters should be identified on the
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www.gtlaw.com

Securities and Exchange Commission
Attention: Howard Baik
December 1, 2005

cover of the prospectus. All five managing underwriters have been actively involved in the offering process, including due diligence.
Risk Factors, page 9
Our pricing and promotional practices could be challenged, page 11
2.	SEC Comment: We note that you are making certain changes to your customer arrangements. Please describe the nature of these changes.

Company Response: Pursuant to your request, the Company has revised the indicated risk factor to describe the nature of the changes to the Company’s customer arrangements.
Certain Relationships and Related Party Transactions, page 78
Management and Advisory Agreements, page 78
3.	SEC Comment: We note that you will enter into a new advisory agreement with Trivest. Please describe how the fees will be calculated and disclose any termination fees.

Company Response: Pursuant to your request, the Company has revised the disclosure with respect to the Trivest advisory agreement to describe how the fees will be calculated as well as any termination fees.
Deferred Compensation/Salary Continuation Agreements, page 79
4.	SEC Comment: Please describe the terms of these agreements.

Company Response: Pursuant to your request, the Company has revised the disclosure to describe the terms of the deferred compensation/salary continuation agreements.
Convertible Notes, page 80
5.	SEC Comment: We note your response to comment 9 in our letter dated November 2, 2005. Please disclose when the notes were converted into shares and the number of shares that each affiliate received.

Company Response: Pursuant to your request, the Company has revised the disclosure to indicate when the convertible notes were converted into shares and the number of shares that each affiliate received.
Principal and Selling Stockholders, page 81
6.	SEC Comment: We note your response to comment 12 in our letter dated November 2, 2005. Please also identify the broker-dealer that is affiliated with HVB U.S. Finance in footnote (7).

Company Response: Pursuant to your request, the Company has revised the disclosure to identify the broker-dealer that is affiliated with HVB U.S. Finance in footnote (7).
* * * * *
Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
December 1, 2005

     Please note that the Company has included certain changes to the registration statement other than those in response to the Staff’s comments.
     Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Bruce Macdonough of our office at (602) 445-8305.

Sincerely, /s/ Brian H. Blaney Brian H. Blaney For the Firm

BHB:ksl

cc:	Sarah Goldberg (w/encl.)
James E. Minarik (w/encl.)
phx-fs1\1521606v01
Greenberg Traurig, LLP